UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Signature Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

30226D106
(CUSIP Number)

JAMES R. CUMMINS
WAITE, SCHNEIDER, BAYLESS & CHESLEY CO. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202
(513) 621-0267
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JAMES ALBERT MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,404,749
	8	SHARED VOTING POWER 1,798,645
	9	SOLE DISPOSITIVE POWER 9,404,749
	10	SHARED DISPOSITIVE POWER 1,798,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned and amends the Schedule 13D as specifically set forth herein.  This Amendment No. 7 is filed to amend Items 4 and 6 to report the termination of the Solicitation Agreement reported in Amendment No. 6 to the undersigned’s Schedule 13D, including the termination of Mr. McIntyre’s agreement to serve as a nominee for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by Kingstown Partners Master Ltd. (collectively, with its affiliates, “Kingstown Capital”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Shares, $0.01 par value per share (the “Shares”), of Signature Group Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 15303 Ventura Boulevard., Suite 1600, Sherman Oaks, California 91403.

Item 2.	Identity and Background.

(a)           This statement is filed by James Albert McIntyre (“Mr. McIntyre” or the “Reporting Person”).

(b)           The principal business address of Mr. McIntyre is 1114 State Street, Suite 211, Santa Barbara, California 93101.

(c)           Mr. McIntyre is retired and a private investor.

(d)           Mr. McIntyre has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. McIntyre has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. McIntyre is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The James A. McIntyre Living Trust directly owns 9,344,599 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.  The James A. McIntyre Grandchildren’s Trust directly owns 60,150 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.  The McIntyre Foundation directly owns 1,798,645 Shares, which were acquired by purchase, inheritance, gift and employee benefit plans.

CUSIP NO. 30226D106

Item 4.	Purpose of Transaction.

The Reporting Person originally obtained the Shares based on the Reporting Person’s belief that the Shares were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 4 is hereby amended to add the following:

On December 7, 2011, Mr. McIntyre terminated his July 14, 2011 Solicitation Agreement with Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, and Guy Shanon (collectively the “Group”) in which, among other things, (a) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Kingstown Partners Master Ltd. to the Board at the Issuer’s next annual meeting of shareholders (the “Solicitation”) and (b) Kingstown Partners Master Ltd. agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  Accordingly, Mr. McIntyre no longer agrees to serve as a nominee for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by Kingstown Capital for election at any annual meeting of shareholders of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, communications with management and the Board of the Issuer, having discussions with other shareholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, or engaging in short selling of or any hedging or similar transaction with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 112,639,905 Shares outstanding, as of June 27, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on July 5, 2011.

As of the date hereof, Mr. McIntyre may be deemed to beneficially own (i) 9,344,599 Shares held by the James A. McIntyre Living Trust, of which Mr. McIntyre is the trustee; (ii) 60,150 Shares held by the James A. McIntyre Grandchildren’s Trust, of which Mr. McIntyre is the trustee; and (iii) 1,798,645 Shares held by The McIntyre Foundation, of which Mr. McIntyre serves as Chief Financial Officer.

CUSIP NO. 30226D106

(b)           Mr. McIntyre has sole voting and dispositive power with respect to the Shares owned directly by the James A. McIntyre Living Trust and the James A. McIntyre Grandchildren’s Trust.  Mr. McIntyre has shared voting and dispositive power with respect to the Shares owned directly by The McIntyre Foundation.

(c)           Mr. McIntyre has not entered into any transactions in the Shares in the past 60 days.

(d)           The McIntyre Foundation is a charitable foundation that directly owns 1,798,645 Shares.  Mr. McIntyre shares voting and dispositive power of such Shares owned directly by The McIntyre Foundation.  Mr. McIntyre disclaims beneficial ownership of such Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 7, 2011, Mr. McIntyre terminated his July 14, 2011 Solicitation Agreement with Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, and Guy Shanon (collectively the “Group”) in which, among other things, (a) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Kingstown Partners Master Ltd. to the Board at the Issuer’s next annual meeting of shareholders (the “Solicitation”) and (b) Kingstown Partners Master Ltd. agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  Accordingly, Mr. McIntyre no longer agrees to serve as a nominee for election to the Issuer’s Board of Directors in connection with the nomination of director candidates by Kingstown Capital for election at any annual meeting of shareholders of the Issuer.  The Termination Notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
December 7, 2011 Termination of Solicitation Agreement by and among Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners, LLC, Michael Blitzer, J. Hunter Brown, Robert A. Peiser, Laurie M. Shahon, Joyce White, Robert Willens, Guy Shanon and James Albert McIntyre, dated July 14, 2011.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 7, 2011

/s/ James Albert McIntyre
JAMES ALBERT MCINTYRE